UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 3 TO SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

Scorpio Bulkers Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y7546A122
(CUSIP Number)

Mr. Emanuele Lauro
9, Boulevard Charles III
Monaco 98000
377-9798-5716

with a copy to:
Larry Rutkowski, Esq.
Edward S. Horton, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.	Y7546A122

1.	NAME OF REPORTING PERSONS

Scorpio Services Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,136,094

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

13,136,094

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

13,136,094

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.1%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y7546A122

1.	NAME OF REPORTING PERSONS

Annalisa Lolli-Ghetti

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,136,094

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

13,136,094

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

13,136,094

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y7546A122

Item 1.	Security and Issuer.

This Amendment No. 3 to the Statement on Schedule 13D ("Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Shares"), of Scorpio Bulkers Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the "Issuer"), having its principal executive offices at 9, Boulevard Charles III, MC 98000, Monaco.

Item 2.
Identity and Background.

This Schedule 13D is being filed on behalf of Scorpio Services Holding Limited, a corporation formed under the laws of the Republic of the Marshall Islands ("SSH"), and Annalisa Lolli-Ghetti ("Ms. Lolli-Ghetti", and together with SSH, the "Reporting Persons") which may be deemed the beneficial owners of approximately 18.1% of the Issuer's outstanding Common Shares.

The principal business of SSH is the provision of administrative services relating to the ownership and operation of vessels, including to the Issuer and unaffiliated third-parties, and Ms. Lolli-Ghetti is the majority shareholder of SSH. The principal business address and principal office address of SSH and Ms. Lolli-Ghetti is 9, Boulevard Charles III, MC 98000, Monaco.

The identity, present principal occupation/employment, citizenship and business address of the executive officers, directors, and controlling persons of SSH, other than Ms. Lolli-Ghetti for whom such information is provided elsewhere herein, (together, the "SSH Principals") is set forth below.

Name	Principal Occupation and Employment(1)	Citizenship
Emanuele Lauro	Director and Chief Executive Officer of SSH, the Issuer, and Scorpio Tankers Inc.	Italy
Robert Bugbee	Director and President of SSH, the Issuer, and Scorpio Tankers Inc.	Britain
Cameron Mackey	Director and Chief Operating Officer of SSH and Scorpio Tankers Inc., and Chief Operating Officer of the Issuer	USA
Filippo Lauro	Director of SSH and an officer of the Issuer and Scorpio Tankers Inc.	Italy
Brian Lee	Chief Financial Officer of SSH and Scorpio Tankers Inc.	USA
Luca Forgione	General Counsel of SSH, the Issuer and Scorpio Tankers Inc.	Italy

(1)  The business address of the SSH Principals and Scorpio Tankers Inc. is 9 Boulevard Charles III, MC 98000, Monaco.

The Reporting Persons, and, to the best of their knowledge, the SSH Principals, have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons, and, to the best of their knowledge, the SSH Principals, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to March 17, 2016, SSH purchased 2,731,797 Common Shares through transactions directly with the Issuer and in open market transactions using funds from working capital, including 620,465 Common Shares purchased in a block trade using funds from working capital on March 10, 2016.

On March 22, 2016, the Issuer closed its underwritten public offering of 21,000,000 Common Shares, of which SSH purchased 5,000,000 Common Shares at the public offering price of $3.00 per share using funds from working capital.

On June 20, 2016, the Issuer closed its underwritten public offering of 20,000,000 Common Shares (excluding the underwriter's option to purchase an additional 3,000,000 common shares), of which SSH purchased 5,250,000 Common Shares at the public offering price of $3.05 per share using funds from working capital.

In addition, SSH and the Issuer have entered into an administrative services agreement, dated September 27, 2013 and as amended from time to time (the "Administrative Services Agreement"), pursuant to which SSH provides, among other things, vessel acquisition services to the Issuer for a fee which is payable in Common Shares of the Issuer.  The amount of Common Shares payable is determined by dividing $250,000 by the market value of the Issuer's common shares based on the volume weighted average price of the Issuer's common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. As of the date hereof, SSH has received an aggregate of 154,297 Common Shares under the Administrative Services Agreement.

Item 4.
Purpose of Transaction.

Certain of the SSH Principals also serve as executive officers and/or directors of the Issuer. Accordingly, the Reporting Persons may, and the SSH Principals will continue to, influence the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SSH acquired the Common Shares described in Item 3 solely for investment purposes, through purchases directly from the Issuer, in open market transactions, and pursuant to the Administrative Services Agreement as consideration for services provided by SSH. The Reporting Persons, at any time and from time to time, may acquire additional Common Shares, including through SSH as consideration under the Administrative Services Agreement or in connection with the provision of other services or other strategic transactions with the Issuer, or dispose of any or all of the Common Shares they own depending upon an ongoing evaluation of their investment in the Common Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.  The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's board of directors, the Issuer's shareholders and others. In addition, the Reporting Persons are in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

Item 5.	Interest in Securities of the Issuer.

(a,b)
As of the date of this filing, the Reporting Persons may be deemed to be the beneficial owners of 13,136,094 Common Shares, representing approximately 18.1% of the Issuer's outstanding Common Shares.  SSH and Ms. Lolli-Ghetti have the shared power to vote and dispose of these Common Shares.

As of the date of this filing, the SSH Principals may be deemed to be the beneficial owners of an aggregate of 1,311,308 Common Shares, with the sole power to vote and dispose of the Common Shares that each SSH Principal respectively owns.

(c)
To the best of the Reporting Persons' knowledge, no transactions were effected by the Reporting Persons or the SSH Principals during the past 60 days other than the transactions described herein, which are listed on Exhibit A hereto.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons or the SSH Principals.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Please see Item 2 for a description of the Administrative Services Agreement by and between SSH and the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Information with respect to Transactions Effected

Exhibit B – Administrative Services Agreement (hereby incorporated by reference from the Issuer's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 2, 2015)

Exhibit C – Joint Filing Agreement (hereby incorporated by reference from the Schedule 13D of SSH, filed with the Securities and Exchange Commission on February 16, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2016	SCORPIO SERVICES HOLDING LIMITED

	By:	/s/ Luca Forgione
	Name:	Luca Forgione
	Title:	General Counsel

ANNALISA LOLLI-GHETTI*

	By:	/s/ Annalisa Lolli-Ghetti
	Name:	Annalisa Lolli-Ghetti

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of her pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A
INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED
Date of Transaction	Number of Common Shares Purchased/(Sold)	Price of Common Shares
March 29, 2016 through to June 1, 2016	11,262 shares acquired	Shares issued pursuant to the terms of the Administrative Services Agreement described in Item 3
June 20, 2016	5,250,000 shares purchased	$3.05 per share (1)

(1)	Purchased in an underwritten public offering.